January 9, 2012

Via EDGAR

Ms. Celia Soehner
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Federal Home Loan Bank of Boston
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 18, 2011
File No. 000-51402

Dear Ms. Soehner:

This confirms our discussion regarding an extension to respond to the comments in the Securities and Exchange Commission's December 27, 2011, letter to us. The Federal Home Loan Bank of Boston will submit its response by February 2, 2012.

If you have any questions or require additional information, please do not hesitate to contact me at (617) 292-9761 or Michael Arbogast at (617) 292-9776.

Sincerely,

/s/ Brian G. Donahue
Brian G. Donahue
First Vice President/Controller and Chief Accounting Officer